

T CAPITAL FUNDING, LLC
610 N. Wymore Road, Suite 120
Maitland, Florida 32751
Phone: (321) 280-5235 Fax (407) 641-8446

EXEMPTION REPORT
SEA RULE 17a-5(d)(4)

February 6, 2017

FRIEDMAN LLP
1700 Broadway
New York, NY 10019

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEA Rule 17a-5(d)(4):

T Capital Funding, LLC is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph k(2)(i) of SEC Rule 15c3-3, the Company is claiming an exemption from SEC Rule 15c3-3 for the fiscal year ended December 31, 2016.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

The above statement is true and correct to the best of my and the Company's knowledge.

Signed: _____

Name: Linda Kassof

Title: CEO